UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on May 7, 2009.

Luxottica posts 1Q09 net income of Euro 80.4 million

Continued strong cash flow generation, at nearly Euro 80 million for the quarter

Milan, Italy, May 7, 2009 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear, approved today its consolidated financial results for the three-month period ended March 31, 2009 in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) and with International Financial Reporting Standards (IFRS).

First quarter 2009(1) - U.S. GAAP

(In millions of Euro)	1Q09	1Q08	Change

Net sales	1,312.3	1,398.7	-6.2%
			(-11.6% at constant exch. rates)
EBITDA(2)	229.6	275.3	-16.6%

Operating income	156.7	207.1	-24.3%

Net income	80.4	103.7	-22.5%

Earnings per share (in Euro)	0.18	0.23	-22.6%
- Before trademark amortization(2)	0.21	0.26	-20.1%

Performance overview for the first quarter of 2009

The first quarter of 2009 was a particularly challenging period for the eyewear market, due to the structural changes that it is currently undergoing. Demand and the market in general were affected by three main factors: consumer attitudes, rapid reduction in inventories by clients in all geographical areas and the slowdown in the global economy. At the same time, it should be noted that some positive signals are now being seen on all three of these fronts.

“After the first four months of 2009, we are already seeing a clear difference between the January to February and March to April periods,” said Andrea Guerra, Chief Executive Officer of Luxottica Group. “In fact, in March and April our results have stabilized in North America, while improving in nearly all other markets. April ended with sales results ahead of last year. In fact consolidated sales year-to-date were down by only 3% compared to the same period last year.”

1

The impact from the reduction in inventory levels by clients was particularly evident in the results of the Wholesale division, where sales were down by 19.0% after 20 consecutive quarters of growth.

For the first quarter of 2009, Luxottica posted sales of Euro 1,312.3 million, compared to Euro 1,398.7 million for the first quarter of 2008 (down by 6.2% at current exchange rates and by 11.6% at constant exchange rates). The first quarter of the year was also characterized by the continuation of the initiatives and ongoing activities launched seven to eight months ago to optimize the Group’s equity structure and rapidly adjust its cost structure to changing needs, the results of which are already being felt. During the first quarter of 2009, Luxottica maintained a high level of cash flow, with free cash flow generation(2) of nearly Euro 80 million (historically, cash flow generation for the first quarter is negative due to seasonality); it completed adjustments to manufacturing capacity and logistics, which resulted in strong inventory reductions; and it continued projects to improve efficiency that are scheduled to be completed by June 2009.

The second quarter will be critical in terms of achieving results for the full year and it has already begun more positively than the trend of the last few months. The macro-economic environment is still not positive, but it is improving. Luxottica’s approach remains unchanged with a strong focus on all the levers that the Group controls, with the speed and flexibility to ensure the long-term success of its brand portfolio.

Consolidated results for the first quarter

Consolidated sales were Euro 1,312.3 million, compared to Euro 1,398.7 million for the first quarter of 2008 (down by 6.2% at current exchange rates and by 11.6% at constant exchange rates).

Consolidated EBITDA(2) was down year-over-year by 16.6% to Euro 229.6 million from Euro 275.3 million. Consolidated EBITDA margin(2) for the period declined to 17.5% from 19.7% for the first quarter of 2008.

Consolidated operating income for the quarter was Euro 156.7 million, compared to Euro 207.1 million (down by 24.3%) for the first quarter of 2008. Consolidated operating margin was 11.9% for the quarter while it was 14.8% for the same period last year, thanks to particularly strong results by the Wholesale Division for that period.

Consolidated net income was Euro 80.4 million for the quarter, compared to Euro 103.7 million (down by 22.5%) for the same period last year. This result reflected earnings per share (EPS) of Euro 0.18 (at an average Euro/U.S. Dollar exchange rate of approximately 1.30). In terms of EPS in Euro before trademark amortization(2), the decrease would have been limited to 20.1%.

Thanks to strong control over working capital, the Group’s cash flow generation for the quarter was significant. However, due to the impact of exchange rate fluctuations, at March 31, 2009, Luxottica’s net debt(2) position was Euro 2,963.4 million (compared to Euro 2,949.5 million at the end of 2008), while the ratio of net debt to EBITDA(2) was 3.1x (3.0x net of currency exchange effects), compared to 2.9x at December 31, 2008.

2

Wholesale Division

The positive sales performance in all markets by Oakley and the success of Ray-Ban’s optical collections only enabled the Group to partially offset the effects of the challenging macro-economic environment, which triggered strong measures by clients to cut inventory levels. Wholesale sales for the period were Euro 501.6 million, compared to Euro 619.6 million (down by 19.0% at current exchange rates and by 19.8% at constant exchange rates). Regarding sales in key geographical regions, Luxottica’s performance was substantially positive in Continental Europe and South America, while sales were down in Southern Europe, North America and the Far East.

In March and April, wholesale orders trended positively, reflecting recovery in Europe. May, June and July will be key months for determining the trend for the year.

Operating income for the Wholesale Division was Euro 105.3 million for the first quarter of 2009, (down by 32.8% from Euro 156.7 million for the first quarter of 2008, in which the performance of the division was particularly strong, while still representing an improvement over the final two quarters of last year. The Wholesale Division’s operating margin was 21.0% for the quarter, compared to 25.3% for the first quarter in 2008.

Retail Division

Sales for the Retail Division improved to Euro 810.8 million for the first quarter of 2009, from Euro 779.1 million for the same period in 2008 (up by 4.1% at current exchange rates, down by 5.0% at constant exchange rates). Thanks to cost control initiatives, the Retail Division’s operating income was substantially in line with the same quarter in the previous year (Euro 83.6 million compared to Euro 84.5 million for last year’s first quarter, reflecting a decline of 1.1%). Consequently, the Retail Division’s operating margin for the first quarter of 2009 declined to 10.3%, from 10.8% for the first quarter of 2008.

In terms of comparable store sales(3), the optical business in North America saw a decline (by 4.6%) during the first quarter of 2009, notwithstanding the excellent results by Pearle Vision, Sears Optical and Target Optical. In Australia, the trend in comparable store sales(3) was positive once again (up by 1.5%).

Sunglass Hut, the Group’s sun specialty chain that operates across several geographic regions, reported overall comparable store sales(3) down by 10.3% in the first quarter of 2009 compared to the same period last year, with highly positive trends in Australia and New Zealand, South Africa and the UK but again negative in North America.

§

Results for the first quarter of 2009 will be discussed today in a conference call with the financial community starting at 6:30 PM CET. The audio portion and related slide presentation will be available to all via live webcast at www.luxottica.com.

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the document results, books and accounting records.

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Notes to the press release

1.               All comparisons, including percentage changes, are between the three-month periods ended March 31, 2009 and 2008, in accordance with U.S. GAAP.

2.               EBITDA, EBITDA margin, free cash flow, net debt, the ratio of net debt to EBITDA and EPS before trademark amortization are all non-U.S. GAAP measures. For additional disclosure regarding such measures, please refer to the tables attached.

3.               Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Company Media and Investor Relations Contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 Email: Ivan.Dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

Luca Biondolillo Group Director of International Communications Tel.: +39 (02) 8633 4668 Email: LucaBiondolillo@Luxottica.com

About Luxottica Group S.p.A.

Luxottica Group is a global leader in premium fashion, luxury and sports eyewear, with over 6,250 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S.. In 2008, Luxottica Group posted consolidated net sales of €5.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to manage the effect of the poor current global economic conditions on our business and predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired

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businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

-   TABLES TO FOLLOW -

5

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2009 AND MARCH 31, 2008

KEY FIGURES IN THOUSANDS OF EURO  (3)

	2009	2008	% Change

NET SALES	1,312,334	1,398,703	-6.2%

NET INCOME	80,394	103,705	-22.5%

BASIC EARNINGS PER SHARE (ADS) (2):	0.18	0.23	-22.6%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.21	0.26	-20.1%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2009	2008	% Change

NET SALES	1,709,840	2,094,698	-18.4%

NET INCOME	104,746	155,309	-32.6%

BASIC EARNINGS PER SHARE (ADS)(2):	0.23	0.34	-32.7%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.27	0.38	-30.5%

Notes :

	2009	2008
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3029	1.4976
(2) Weighted average number of outstanding shares	457,031,838	456,360,623
(3) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(4) EPS before trademark amortization is not a US-GAAP measure. For additional disclosure regarding non-US GAAP measures and a reconciliation to US GAAP measures, see the tables attached.

1

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2009 AND MARCH 31, 2008

In thousands of Euro (1)	2009	% of sales	2008 (2)	% of sales	% Change

NET SALES	1,312,334	100.0%	1,398,703	100.0%	-6.2%
COST OF SALES	(452,049)		(472,565)
GROSS PROFIT	860,285	65.6%	926,138	66.2%	-7.1%
OPERATING EXPENSES:
SELLING EXPENSES	(448,692)		(433,122)
ROYALTIES	(25,812)		(34,973)
ADVERTISING EXPENSES	(79,049)		(92,772)
GENERAL AND ADMINISTRATIVE EXPENSES	(129,049)		(137,013)
TRADEMARK AMORTIZATION	(21,017)		(21,201)
TOTAL	(703,618)		(719,081)
OPERATING INCOME	156,667	11.9%	207,057	14.8%	-24.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(28,672)		(34,356)
INTEREST INCOME	2,004		2,941
OTHER - NET	(1,759)		(5,173)
OTHER INCOME (EXPENSES)-NET	(28,427)		(36,589)
INCOME BEFORE PROVISION FOR INCOME TAXES	128,239	9.8%	170,469	12.2%	-24.8%
PROVISION FOR INCOME TAXES	(43,536)		(59,664)
INCOME BEFORE MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	84,703		110,805
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,309)		(7,099)
NET INCOME	80,394	6.1%	103,705	7.4%	-22.5%
BASIC EARNINGS PER SHARE (ADS):	0.18		0.23
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.18		0.23
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,031,838		456,360,623
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,079,017		459,711,568

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain amounts of 2008 have been reclassified to conform to 2009 presentation

2

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

In thousands of Euro	March 31, 2009	December 31, 2008

CURRENT ASSETS:
CASH	227,008	288,450
MARKETABLE SECURITIES	484	23,550
ACCOUNTS RECEIVABLE	685,315	630,018
SALES AND INCOME TAXES RECEIVABLE	138,536	151,609
INVENTORIES	580,249	570,987
PREPAID EXPENSES AND OTHER	164,742	144,054
DEFERRED TAX ASSETS - CURRENT	121,620	131,907
TOTAL CURRENT ASSETS	1,917,954	1,940,575

PROPERTY, PLANT AND EQUIPMENT - NET	1,196,971	1,170,698

OTHER ASSETS
INTANGIBLE ASSETS - NET	4,067,758	3,928,804
INVESTMENTS	5,657	5,503
OTHER ASSETS	168,892	175,234
SALES AND INCOME TAXES RECEIVABLE	965	965
DEFERRED TAX ASSETS - NON-CURRENT	91,658	83,447
TOTAL OTHER ASSETS	4,334,929	4,193,952

TOTAL	7,449,854	7,305,225

CURRENT LIABILITIES:
BANK OVERDRAFTS	341,220	432,465
CURRENT PORTION OF LONG-TERM DEBT	395,583	286,213
ACCOUNTS PAYABLE	392,446	398,080
ACCRUED EXPENSES AND OTHER	408,094	390,783
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	34,845	31,363
INCOME TAXES PAYABLE	18,069	18,353
TOTAL CURRENT LIABILITIES	1,590,258	1,557,255

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,453,633	2,519,289
LIABILITY FOR TERMINATION INDEMNITIES	54,920	55,522
DEFERRED TAX LIABILITIES - NON-CURRENT	244,704	233,551
OTHER	407,364	385,687
TOTAL LONG-TERM LIABILITIES	3,160,621	3,194,049

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	49,830	47,328

SHAREHOLDERS’ EQUITY:
463,498,133 ORDINARY SHARES AUTHORIZED AND ISSUED - 457,063,347 SHARES OUTSTANDING	27,810	27,802
NET INCOME	80,394	379,722
RETAINED EARNINGS	2,540,941	2,099,069
TOTAL SHAREHOLDERS’ EQUITY	2,649,145	2,506,593

TOTAL	7,449,854	7,305,225

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LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2009 AND MARCH 31, 2008

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	501,569	810,765		1,312,334
Operating Income	105,280	83,581	(32,194)	156,667
% of sales	21.0%	10.3%		11.9%
Capital Expenditures	19,341	25,303		44,644
Depreciation & Amortization	18,682	33,219	21,017	72,917
Assets	1,976,862	1,171,210	4,301,781	7,449,854

2008 Adjusted (1)

Net Sales	619,561	779,142		1,398,703
Operating Income	156,732	84,482	(34,157)	207,057
% of sales	25.3%	10.8%		14.8%
Capital Expenditures	20,675	29,011		49,686
Depreciation & Amortization	17,325	29,737	21,201	68,263
Assets	2,033,559	988,824	3,820,717	6,843,101

2008 Reported

Net Sales	712,264	779,142	(92,702)	1,398,703
Operating income	172,765	67,305	(33,013)	207,057
% of sales	24.3%	8.6%		14.8%
Capital Expenditure	20,675	29,011		49,686
Depreciation & Amortization	22,480	29,728	16,055	68,263
Assets	2,819,504	1,617,373	2,406,224	6,843,101

Notes :

(1) In 2009 the Company uses a new method to report Segmental information. This method is in compliance with SFAS No. 131 requirements. For the purpose of providing comparability with financial information from previous periods, the Company has reclassified 2008 segment data prepared in accordance with the revised methodology.

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LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009

						IAS 39
				IFRS 3	IAS 19	Derivatives /
	US GAAP	IFRS 2	IAS 2	Business	Employee	Amortized		Total	IAS / IFRS
In thousands of Euro	2009	Stock option	Inventories	combination	benefit	cost	Other	adj. IAS-IFRS	2009

NET SALES	1,312,334								1,312,334
COST OF SALES	(452,049)		1,061					1,061	(450,988)
GROSS PROFIT	860,285		1,061					1,061	861,346
OPERATING EXPENSES:
SELLING EXPENSES	(448,692)		(1,432)				26	(1,407)	(450,098)
ROYALTIES	(25,812)								(25,812)
ADVERTISING EXPENSES	(79,049)						(228)	(228)	(79,277)
GENERAL AND ADMINISTRATIVE EXPENSES	(129,049)	(1,558)		(768)	405			(1,920)	(130,969)
TRADEMARK AMORTIZATION	(21,017)								(21,017)
TOTAL	(703,618)	(1,558)	(1,432)	(768)	405		(203)	(3,555)	(707,174)
OPERATING INCOME	156,667	(1,558)	(371)	(768)	405		(203)	(2,494)	154,173
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(28,672)			(715)		(30)	(403)	(1,148)	(29,820)
INTEREST INCOME	2,004								2,004
OTHER - NET	(1,759)					154		154	(1,605)
OTHER INCOME (EXPENSES)-NET	(28,427)			(715)		124	(403)	(994)	(29,421)
INCOME BEFORE PROVISION FOR INCOME TAXES	128,239	(1,558)	(371)	(1,483)	405	124	(606)	(3,488)	124,751
PROVISION FOR INCOME TAXES	(43,536)		144	261	(173)	176	(288)	121	(43,415)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	84,703	(1,558)	(227)	(1,222)	232	301	(893)	(3,367)	81,336
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,309)			1,722				1,722	(2,587)
NET INCOME	80,394	(1,558)	(227)	500	232	301	(893)	(1,645)	78,750
BASIC EARNINGS PER SHARE (ADS) (1)	0.18								0.17
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.18								0.17

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,031,838								457,031,838
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,079,017								457,079,017

Notes :

(1)  Except earnings per share (ADS), which are expressed in Euro

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Non-U.S. GAAP Measure: EBITDA and EBITDA margin

EBITDA represents operating income before depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•	improve transparency for investors;
•

assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•	assist investors in their assessment of the Company’s cost of debt;
•	ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;
•	properly define the metrics used and confirm their calculation; and
•	share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•

EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•	EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•	EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;
•	EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, working capital needs;
•	EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of EBITDA margin on net sales.

Non-U.S. GAAP Measure: EBITDA

Millions of Euro

	1Q09	1Q08	FY08	LTM March 31, 2009
	+	(-)	+

Operating income (+)	156.7	(207.1)	749.8	699.4

Depreciation & amortization (+)	72.9	(68.3)	264.9	269.5

EBITDA (=)	229.6	(275.3)	1,014.7	969.0

EBITDA at avg exchange rates for the period (1)	229.6	(284.2)	1,064.8	1,010.1

(1) Calculated using the 3-month average exchange rate as of March 31, 2009

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

Millions of Euro

	1Q09	1Q08

Operating income (+)	156.7	207.1

Depreciation & amortization (+) (+)	72.9	68.3

EBITDA (=)	229.6	275.3

Net sales (/)	1,312.3	1,398.7

EBITDA margin (=)	17.5%	19.7%

Non-U.S. GAAP Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents operating income before depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of net debt to long-term debt, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of the ratio of net debt to EBITDA.

For a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, see the tables on the preceding pages.

Non-U.S. GAAP Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Mar 31, 2009		Dec 31, 2008

Long-term debt	2,453.6		2,519.3
(+)

Current portion of long-term debt (+)	395.6		286.2
(+)

Bank overdrafts (+)	341.2		432.5

Cash (-)	-227.0		-288.5

Net debt (=)	2,963.4		2,949.5

EBITDA	969.0		1,014.7

Net debt/EBITDA	3.1	x	2.9	x

Net debt @ avg exchange rate (1)	2,993.5		2,821.2

EBITDA @ avg. Exchange rates (1)	1,010.1		1,014.7

Net debt / EBITDA @ avg. exchange rates (1)	3.0	x	2.8	x

(1)          Calculated using the 3-month average exchange rate as of March 31, 2009 and the 12-month average exchange rate as of December 31, 2008, respectively

Non-U.S. GAAP Measures: EPS before Trademark Amortization

Earnings per share before trademark amortization:  Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share.

The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared with that of other companies in its industry.

Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EPS before trademark amortization is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance;

•                  ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                  properly define the metrics used and confirm their calculation; and

•                  share this measure with all investors at the same time.

EPS before trademark amortization is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies.

The Company recognizes that the usefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

•                  EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets.  Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as a necessary element of our costs.

Therefore, any measure that excludes trademark amortization expense may have material limitations.

We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of EPS before trademark amortization to EPS, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: EPS before Trademark Amortization

Millions of Euro, unless otherwise noted

	1Q09	1Q08

Trademark amortization and other similar intangible assets (+)	21	21
Taxes on trademark amortization and other similar intangible assets (-)	(8)	(8)
Trademark amortization and other similar intangible assets, net of taxes (=)	13	13

Average number of shares outstanding as of March 31 (in thousands) (/)	457,032	456,361

Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.03	0.03

EPS (+)	0.18	0.23	-22.6%

EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.21	0.26	-20.1%

Non-US GAAP Measures: Free Cash Flow

Free cash flow represents income from operations before depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry. In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which may be used, among other things, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP). We include it in this presentation in order to:

•	Improve transparency for investors;
•	Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;
•	Ensure that this measure is fully understood in light of how the Company evaluates its operating results;
•	Properly define the metrics used and confirm their calculation; and
•	Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP. Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•	The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;
•

Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•

Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: Free cash flow

Millions of Euro

1Q09
EBITDA (1)	230
working capital	(35)
Capex	(45)

Operating cash flow	150
Financial charges (2)	(27)
Taxes	(44)
Extraordinary charges (3)	(2)

Free cash flow	78

(1) EBITDA is not a U.S. GAAP measure; please see table on the earlier page for a reconciliation of EBITDA to operating income

(2) Equal interest income minus interest expenses

(3) Equal extraordinary income minus extraordinary expenses

Set forth below is information provided by the Company on May 7, 2009, regarding the grant of certain units under the 2008 Performance Shares Plan.

On May 7, 2009, the Board of Directors of Luxottica Group S.p.A. (the “Company”) authorized grants pursuant to the Performance Shares Plan (the “Plan”) approved by the Luxottica Group S.p.A. Ordinary Shareholders Meeting on May 13, 2008. The Plan is reserved for key employees of the Company and its subsidiaries that are directly or indirectly controlled by the Company.

The Board of Directors granted a total of 1,435,000 rights to receive ordinary shares of the Company without consideration (the “Units”), at the end of a three-year vesting period and subject to achieving certain aggregate Group consolidated EPS targets as determined by the Board of Directors, solely for the purposes of this Plan, for each of the fiscal years 2009 through 2011. In accordance with the 2008 Performance Shares Plan Regulations, each Unit has the right to receive one Luxottica Group ordinary share without consideration.

Employees who received awards under the Plan are top managers of the Group with highly strategic roles. They were selected by the Board of Directors, upon recommendation of the Company’s Human Resources Committee.  Based on the official price of the Company’s ordinary shares on the MTA on the date of grant, the estimated cost that the Company expects to incur in connection with the 2009 grants is approximately €21 million.

The features of the Units awarded under the Plan are more fully described in the amended Annex D to the proxy statement filed as an exhibit to Form 6-K dated April 29, 2008.  Information on the Plan is also available from the Company’s website at www.luxottica.com.

Set forth below are the grants of stock options made to certain directors and certain officers of the Company who are also directors:

Name	Position	No. of Units Granted**	Market Price on Grant Date	Expiration date of the Restriction on Selling the Instruments
Andrea Guerra	Chief Executive Officer and Director	300,000	€14.843	N.A.
Luigi Francavilla	Deputy Chairman and Director	170,000	€14.843	N.A.
Enrico Cavatorta	Chief Financial Officer and Director	90,000	€14.843	N.A.

** Maximum number of Units granted to each beneficiary. The underlying shares that will be assigned without consideration may vary according to whether and the degree to which the EPS Target set by the Board of Directors has been achieved.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: May 11, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

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